FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F  ☑                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MELCO CROWN ENTERTAINMENT LIMITED

Form 6-K

TABLE OF CONTENTS

Signature

Exhibit 99.1 -	Announcement on The Stock Exchange of Hong Kong Limited Regarding Recent Trading Information, dated December 1, 2011

Exhibit 99.2 -	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Business Day Trading Information, dated December 2, 2011

Exhibit 99.3 -	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Business Day Trading Information, dated December 5, 2011

Exhibit 99.4 -	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Business Day Trading Information, dated December 6, 2011

Exhibit 99.5 -	Announcement on The Stock Exchange of Hong Kong Limited Regarding Number of Underlying Shares Withdrawn From the ADS Program and Number of ADSs Cancelled, dated December 6, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Geoffrey Davis
	Name:	Geoffrey Davis, CFA
	Title:	Chief Financial Officer

Date: December 6, 2011